May 5, 2025

Charles Cassel
Chief Executive Officer
CSLM Holdings, Inc.
2400 E. Commercial Boulevard     Suite 900
Fort Lauderdale, FL 33308

Sameer Maskey
Chief Executive Officer
Fusemachines Inc.
500 Seventh Avenue, 14th Floor
New York, NY 10018

       Re: CSLM Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed April 23, 2025
           File No. 333-283520
Dear Charles Cassel and Sameer Maskey:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Fusemachines
Results of Operations, page 266

1. In regard to revenues, you indicate the increase in revenues was primarily attributable to contracts with new customers and new contracts with existing customers. Please revise to quantify the amount of revenue growth attributable to new customers versus
 May 5, 2025
Page 2

       existing customers and disclose the total number of new contracts. Refer to Section
       III.D of SEC Release No. 33-6835.
Certain Relationships and Related Party Transactions
Related Party Loans, page 292

2. In regard to the Working Capital Note, please disclose the amounts of principal and accrued interest on principal that CSLM had outstanding as of December 31, 2023.
Fusemachines Inc. Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-35

3. Please revise to expand your revenue recognition policy disclosure to include sufficient information to enable users to more clearly understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customer consistent with the disclosure objective in ASC 606-10-50. In this regard, please disclose the following.
           Clarify the material terms, obligations and conditions of contracts typically executed with your customers for AI Solutions (Products and Services). For example, describe the standard contractual terms found in your professional service contracts for AI Studio and AI Engines, including specified performance obligations, pricing, and conditions. Provide similar contractual disclosures for other services, such as customization, model tuning, and deployment and those that combine products and services.
           Explain when the performance obligations are satisfied for standard product professional service, other service or combination contracts and the timing of revenue recognition for each. For performance obligations that are satisfied over time, disclose the methods used to recognize revenue for both your time and materials and fixed-fee or milestone-based fee and explain how
           such methods are a faithful depiction of the transfer of products or services. Refer to ASC 606-10-50-18.
Note 12. Long-Term Debt
Related party convertible notes payable at fair value, page F-54

4. Please explain to us your basis for classifying on your balance sheet the "Related party convertible notes payable at fair value" as a non-current liability as of December
       31, 2024.
 May 5, 2025
Page 3

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Alexandra Kane
      Brian Lee